EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(1)

Nine Months Ended September 30, 2011 and 2010

($ amounts in millions)

	2011	2010

Income (loss) from continuing operations before income taxes	$39.4	$(23.7)

Less: Equity in earnings (losses) of venture capital partnership investments	0.4	0.7

Add: Distributed earnings of venture capital partnership investments	1.1	0.7

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of venture capital partnership investments	$40.1	$(23.7)

Fixed Charges:
Interest expense on indebtedness	$23.8	$23.9
Interest expense attributable to rentals	0.3	0.4
Total fixed charges(2)	24.1	24.3
Interest credited on policyholder contract balances	88.9	94.6
Total fixed charges, including interest credited to policyholders	$113.0	$118.9

Income from continuing operations before income taxes, equity in undistributed earnings of venture capital partnership investments and total fixed charges
including interest credited to policyholders	$153.1	$95.2

Ratio of earnings to fixed charges and preferred stock dividends	1.4	0.8

Additional earnings required to achieve 1:1 ratio coverage	$--	$23.7

SUPPLEMENTAL RATIO(3) — Ratio of earnings to fixed charges and preferred stock dividends exclusive of interest credited on policyholder contract balances:

Income (loss) from continuing operations before income taxes and equity in
undistributed earnings of venture capital partnership investments	$40.1	$(23.7)

Fixed Charges:
Total fixed charges, as above	$24.1	$24.3

Income from continuing operations before income taxes and equity in undistributed
earnings of venture capital partnership investments and fixed charges	$64.2	$0.6

Ratio of earnings to fixed charges and preferred stock dividends	2.7	0.2

Additional earnings required to achieve 1:1 ratio coverage	$--	$23.7

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(1)

We had no dividends on preferred stock for the nine months ended September 30, 2011 and 2010.

(2)

Total fixed charges consist of interest expense on indebtedness and an interest factor attributable to rentals. The interest factor attributable to rentals consists of one-third of rental charges, which we deem to be representative of the interest factor inherent in rents.

(3)

This ratio is disclosed for the convenience of investors and may be more comparable to the ratios disclosed by other issuers of fixed income securities.